Exhibit 99.1

For Immediate Release

RRSAT INCREASES DISTRIBUTION TO AND FROM AFRICA
Distribution via Spacecom AMOS-5 Satellite

Airport City Business Park, Israel – September 5, 2012 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that during the last months it has signed several contracts with TV and radio channels for the distribution to and from Africa, via AMOS-5, the satellite launched in December 2011 by Spacecom.

RRsat’s platforms on the AMOS-5 satellite feature two steerable Ku-band beams, Ku-1 and Ku-3, covering Africa with connectivity to Europe and the Middle East and supporting multiple transponders.

“We see a growing demand for Direct-to-Home (DTH) solutions to Africa”, said Lior Rival, VP Sales and Marketing of RRsat. “Africa is a diverse and vibrant market for DTH providers, representing both a great opportunity and a great challenge for us. We are providing leading TV and radio channels the opportunity to reach this continent with a huge population. RRsat has expanded its sales force for this region, and we see good opportunities for continuing growth."

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units.  More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

Information in this press release concerning Spacecom is based on information provided by Spacecom and has not been independently verified by RRsat.

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the American market, and (ix) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2011 and our Current Reports on Form 6-K.

Company Contact Information: Christine Ben Amram, MarCom Manager Tel: +972 3 9280808 Email: marketing@RRsat.com	External Investor Relations Contacts: Ehud Helft / Kenny Green Tel: 1 646 201 9246 rrsat@ccgisrael.com